Midwest Holding Inc.
2900 South 70th Street, Suite 400
Lincoln, Nebraska 68506
(402) 489-8266

September 9, 2015

Via Edgar

VIA EDGAR
Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-5561

Re:	Midwest Holding Inc. Registration Statement on Form S-4 Filed August 26, 2015 File No. 333-206572

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the referenced Form S-4 Registration Statement of Midwest Holding Inc. (the "Company"), to 4:00 p.m. Eastern Daylight Time on Friday, September 11, 2015, or as soon thereafter as practicable. We hereby confirm that management of the Company is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

We hereby acknowledge the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities & Exchange Commission
September 9, 2015

If there are any comments or questions with respect to the Registration Statement or the acceleration thereof, please contact our legal counsel, Reid A. Godbolt, at (303) 573-1600.

Very truly yours,
/s/ Mark A. Oliver
Mark A. Oliver
Chief Executive Officer